DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047133

March 10, 2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2005

Re: Bristol-Myers Squibb Company
Incoming letter dated March 8, 2005

Dear Ms. Leung:

This is in response to your letter dated March 8, 2005 concerning the shareholder proposal submitted to Bristol-Myers by William Steiner. On January 19, 2005, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Bristol-Myers to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

 Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

March 8, 2005

By Fax and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request for Reconsideration: Bristol-Myers Squibb Company – Division of Corporation Finance Response Dated January 19, 2005 (Rule 14a-8).

Ladies & Gentlemen:

For the reasons set forth below, we respectfully request that the Staff reconsider its response, dated January 19, 2005, to a no-action letter request that Bristol-Myers Squibb (the "Company") submitted to the Staff on December 10, 2005. In its request, the Company sought the Staff's concurrence that it could exclude from its 2005 proxy materials a stockholder proposal on executive compensation submitted by Mr. John Chevedden as proxy for the Proponent, Mr. William Steiner. A copy of the Staff's response of January 19, 2005, is enclosed as Exhibit A. The Company requests upon reconsideration the the Staff's concurrence that it can exclude the Proposal under Rule 14a-8(i)(2). Rule 14a-8(i)(2) permits exclusion of a proposal if its implementation would cause the company to violate state, federal, or foreign law to which the Company is subject.

As you are aware, in our earlier reconsideration request dated February 2, 2005, we previously requested reconsideration of the Staff's response on these grounds, which the Staff denied in its response dated March 2, 2005, indicating that in its view "we are unable to conclude that Bristol-Myers has met its burden of establishing that Bristol-Myers has met its burden of establishing that the proposal would violate applicable law." A copy of the Staff's response of March 2, 2005 is enclosed as Exhibit B. In this second reconsideration request, the Company has addressed what it believes were the Staff's concerns by enclosing as Exhibit C a copy of an opinion of Delaware counsel, Richards, Layton & Finger, (the "Opinion") in support of its position that it may exclude the Proposal under Rule 14a-8(i)(2).

As explained more fully in the Opinion, the Company is incorporated under the laws of the State of Delaware. The Proposal requires approval "by a vote of the majority of stockholders" prior to the payment of certain compensation. The requirement included in the Proposal that approval be obtained by the vote of the majority of *stockholders* is known as per capita voting. Section 212(a) of the Delaware General Corporation Law requires that each stockholder be entitled to one vote for each share unless otherwise provided in a company's certificate of incorporation. The Company's Restated Certificate of Incorporation does not authorize per capita voting. The Company accordingly does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law. Accordingly, we request the Staff's concurrence that the Proposal may be excluded from the Company's 2005 proxy materials under Rule 14a-8(i)(2). The Staff has already reached this conclusion in earlier letters during this proxy season. See Pfizer (January 14, 2005) (granting relief under 14a-8(i)(2) where counsel opined that implementation of the same proposal would violate Delaware law); Hewlett-Packard (January 6, 2005) (same).

Please feel free to contact me with any questions at (212) 546-4260.

Very truly yours,



Sandra Leung
Vice President and Secretary

Enclosures

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT A


DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


RECEIVED
JAN 27
SANDRA LEUNG

January 19, 2005

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company
Incoming letter dated December 10, 2004

Dear Ms. Leung:

This is in response to your letters dated December 10, 2004 and January 11, 2005 concerning the shareholder proposal submitted to Bristol-Myers by William Steiner. We also have received letters on the proponent's behalf dated December 14, 2004, December 30, 2004 and January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT B



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402


MAR 8
SANDRA LEUNG

March 2, 2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Re: Bristol-Myers Squibb Company
Incoming letter dated February 2, 2005

Dear Ms. Leung:

This is in response to your letter dated February 2, 2005 concerning the shareholder proposal submitted to Bristol-Myers by William Steiner. We also have received letters on the proponent's behalf dated February 2, 2005 and February 4, 2005. On January 19, 2005, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position under rules 14a-8(b) and 14a-8(f). Additionally, we are unable to conclude that Bristol-Myers has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT C

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

March 7, 2005

Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bristol-Myers Squibb Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by William Steiner, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinions as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 6, 2003 (the "Certificate");

(ii) the Bylaws of the Company, as amended (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. For the purpose of rendering our opinions as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal recommends that the Bylaws be amended to add the following language:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

DISCUSSION

You have asked our opinion as to whether the Company has the power and the authority to adopt the Proposal and, if implemented by the Company, whether the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

The Proposal requests that the Company amend the Bylaws to provide that the officers of the Company may receive annual compensation in excess of prescribed limitations only if a "majority of the stockholders" of the Company approve such compensation within one year preceding the payment of such compensation. Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. As such, the "per capita" scheme set forth in the Proposal deviates from the statutory default "one-vote-per-share" rule set forth in Section 212(a) of the General Corporation Law. Section 212(a) provides, in pertinent part:

> Unless otherwise provided in the certificate of incorporation and subject to the provisions of §213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder....

8 Del. C. § 212(a). Thus, Section 212(a) provides that a stockholder of a Delaware corporation is entitled to one vote for each share held by such stockholder unless the corporation's certificate of incorporation provides otherwise. See, e.g., David A. Drexler et al., Delaware Corporation Law & Practice § 25.02, at 25-2 (2003) (hereinafter, "Drexler") ("Pursuant to Section 212(a), each share of stock of a Delaware corporation is entitled to one vote, unless the corporation's certificate of incorporation provides otherwise."); Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 212.1, at GCL-VII-28.1 (2004-2 Supp.) (hereinafter, "Folk") ("Section 212(a) specifically continues the established Delaware rule of one share-one vote unless the charter otherwise provides...."); see also 1 R Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 7.16, at 7-31 (2005) (hereinafter, "Balotti & Finkelstein") ("Each share of stock has one vote unless otherwise provided in the certificate of incorporation.... Any restrictions on voting rights must be contained in the certificate of incorporation.") (emphasis added);[1] cf. 2 Model Business Corporation Act § 7.21, 7-98 (2002 Supp.) ("Every jurisdiction follows the Model Act pattern of providing that, unless otherwise provided in the articles of incorporation, each outstanding share

[1] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

is entitled to one vote on each matter presented for stockholder action[.]"). Article FOURTH of the Certificate provides: "Each holder of shares of Common Stock shall be entitled to one vote for each share held by him." Thus, the Certificate does not provide for per capita voting, and implementation of the Proposal would cause the Bylaws to conflict with the Certificate.

The Delaware courts have repeatedly held that alteration of the one-vote-per-share rule is valid and enforceable only if set forth in a certificate of incorporation provision. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court first addressed whether a corporation could alter the one-vote-per-share rule by something other than a provision in its certificate of incorporation and held that it could not. In Standard, a restrictive stock legend purported to deny voting rights to any stockholder of Standard Scale & Supply Corp. ("Standard") who violated the restrictions on transfer set forth in the legend. The legend required any stockholder of Standard who ceased to be an employee of Standard or who desired to transfer his shares to first offer the shares to Standard at a discount. The legend further provided:

> If any such stock of the company represented by this certificate be transferred or held by any person in any manner, contrary to the aforementioned conditions, then no dividends shall be declared or paid on such stock and such stock shall not be allowed to vote during the period of such default.

Id. at 342 (emphasis added). At the 1927 annual meeting of the stockholders of Standard, votes cast by a person holding Standard shares in violation of the transfer restriction controlled the outcome of the election of directors. The question then was whether the votes cast by such person could be counted in light of the voting restriction underscored above. Citing, inter alia, the predecessor section to Section 212(a) of the General Corporation Law (Section 1931 of the Revised Code of 1915) as the authority for deviation from the one-vote-per-share rule, the Delaware Supreme Court stated that such a provision was valid but only when placed in a corporation's certificate of incorporation. The Court stated, in pertinent part:

> The authority of a Delaware corporation to issue special kinds of stock has been somewhat extended since the incorporation of the present company, but the requirement that there be express authority in the charter of so doing remains the same.... It is certain that the certificate of incorporation does not provide for such restrictions.... It is therefore clear that the voting restriction placed upon the stock held by Mrs. Snodgrass was so placed there by no apparent authority and is therefore an unauthorized restriction and the 54 shares held by Eva May Snodgrass must therefore be held to be entitled to vote.

141 A. at 196. Thus, because the provision purporting to alter the one-vote-per-share rule was not included in Standard's certificate of incorporation, each of Standard's stockholders was entitled to one vote per share of stock held by such stockholder. See also Am. Jur. Corporations § 855 (2d ed. 2004) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute.").

In Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977), the Delaware Supreme Court again addressed the validity of a provision in a corporate document that provided stockholders with more or less than one vote per share under certain circumstances by virtue of a scaled voting provision which provided that

> each stockholder shall be entitled to one vote for every share of the common stock of said company owned by him not exceeding fifty shares, and one vote for every twenty shares more than fifty, owned by him; provided, that no stockholder shall be entitled to vote upon more than one fourth part of the whole number of shares issued and outstanding of the common stock of said company, unless as proxy for other members.

378 A.2d at 122 n.2. The plaintiffs contended that this provision was invalid on the basis that Section 151(a) of the General Corporation Law requires shares to have uniform voting rights. The Court noted that Section 151(a) neither permitted nor prohibited the scaled voting provision at issue. Rather, the Court concluded that the scaled voting restriction was valid under Section 212(a) of the General Corporation Law. The Court stated: "Under § 212(a), voting rights of stockholders may be varied from the 'one share-one vote' standard by the certificate of incorporation ...." Id. at 123 (emphasis added).

The Delaware Court of Chancery upheld a per capita voting provision on similar grounds in Williams v. Geier, C.A. No. 8456 (Del. Ch. May 20, 1987), aff'd, 671 A.2d 1368 (Del. 1996). In Geier, the Delaware Court of Chancery dismissed a claim that a tenured voting provision was invalid as a matter of law. The defendant corporation's amended certificate of incorporation provided:

> common stockholders who owned their shares prior to the recapitalization and those who thereafter acquire stock and hold it for three years continuously are entitled to ten votes per share. Any stockholder not falling within one of those two categories is entitled to only one vote per share.

Slip op. at 1. The plaintiffs argued that the provision was invalid, inter alia, because it was contained in an amendment to the certificate of incorporation instead of the corporation's original certificate of incorporation. The Court disagreed, holding that as long as the voting restriction was contained in the corporation's certificate of incorporation, whether amended or otherwise, it was valid under the General Corporation Law.

The Delaware courts most recently addressed the validity of a certificate of incorporation provision that provided stockholders with something other than one-vote-per-share in Sagusa, Inc. v. Magellan Petroleum Corp., C.A. No. 12977 (Del. Ch. Dec. 1, 1993), aff'd, 650 A.2d 1306 (Del. 1994). In Sagusa, defendant Magellan's certificate of incorporation provided that "[a]ny matter to be voted upon at any meeting of stockholders must be approved, not only by a majority of the shares voted at such meeting ... but also by a majority of the stockholders present in person or by proxy and entitled to vote thereon...." Slip op. at 1. The plaintiffs argued that the per capita voting provision violated the public policy favoring one vote per share established in Section 212(a) of the General Corporation Law. The Court disagreed, finding that

> per capita voting provisions are valid under § 212(a).... The statute provides, in relevant part, "[u]nless otherwise provided in the certificate of incorporation ..., each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder."

Slip op. at 5-6. (emphasis added). Thus, the Court upheld the per capita voting provision but only because Magellan's certificate of incorporation contained a provision authorizing a deviation from the one-vote-per-share rule.

The legislative history of Section 212(a) and the commentary with respect thereto confirm that alteration of the one-vote-per-share rule is permissible only when accomplished by a certificate of incorporation provision. Under the General Corporation Law, as originally enacted in 1883, a corporation's bylaws determined a stockholder's voting rights. In particular, Section 18 of the General Corporation Law provided that a corporation's bylaws could determine "what number of shares shall entitle the stockholders to one or more votes." 17 Del. L. Ch. 147, § 18 (1883). The Delaware Constitution of 1897, Art. 9, § 6 changed this rule by providing that "in all elections where directors are managers of stock corporations, each shareholder shall be entitled to one vote for each share of stock he may hold." See David L. Ratner, The Government of Business Corporations: Critical Reflections on the Rule of "One Share, One Vote," 56 Cornell L. Rev. 1 (1970). In 1901 and 1903, the Delaware legislature amended the Constitution to strike out Art. 9, § 6, and simultaneously, Section 17 of the General Corporation Law was enacted to become the progenitor of the present Section 212(a), providing that the one-share-one-vote rule applies "unless otherwise provided in the certificate of incorporation." 22 Del. L. Ch. 166 (1901); Brooks v. State, 79 A. 790, 793 (Del. 1911); cf. Debra T. Landis, Validity of Variations from One Share-One Vote Rule under Modern Corporate Law, § 1 ALR (4th ed. 2004) ("At common law, shareholders of a corporation were each entitled to one vote, regardless of the number of shares owned. Modernly, in the absence of an express statutory or charter provision to the contrary, each shareholder is generally entitled to one vote per share owned.").

In 1967, when the Delaware legislature approved a comprehensive revision of the General Corporation Law, commentators noted of Section 212(a):

> As in the past, each stockholder is entitled to one vote for each share of stock held by him, unless otherwise provided in the certificate of incorporation.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 334 (Prentice-Hall 1967). Section 212(a) then provided in its entirety: "Unless otherwise provided in the certificate of incorporation and subject to the provisions of section 213 of this title, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of capital stock held by such stockholder." 8 Del. C. § 212(a) (1967). In 1969, a second sentence was added to Section 212(a) to clarify that per capita voting and other forms of multiple or fractional voting, when authorized by the corporation's certificate of incorporation, could be conferred on all matters submitted for stockholder action under the General Corporation Law, not just the election of directors. Commentators noted, in pertinent part:

> Section 212 of the prior statute provided that each stockholder should be entitled to one vote for each share of capital stock held by him on the record date unless the certificate of incorporation provided that he should have a different vote. This clearly authorized charter provisions which granted to a class or series of a class more than one vote per share or a fraction of a vote per share at least with respect to the election of directors. It was unclear, however, whether multiple or fractional voting rights could be validly conferred with respect to such matters as amendment of the certificate of incorporation, sale of assets and dissolution. It seemed clear from the wording of the sections governing mergers that multiple voting or fractional voting could not be recognized in a vote upon a merger. The amendment to this section makes it clear that the certificate of incorporation may effectively provide for such voting on all matters.

S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1969 Amendments to the Delaware Corporation Law 347 (Prentice-Hall 1969) (emphasis added). Similarly, the Official Comment to the 1969 amendment to Section 212(a) confirms that if stockholders are to be provided with more or less than one vote per share, a provision providing for such a vote must be included in the corporation's certificate of incorporation. The Official Comment provides:

> The amendment to Section 212(a) clarifies references in the corporation law to "a majority or other proportion of stock" where

> the certificate of incorporation provides for more or less than one vote per share.

2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, VII-8 (2005 Supp.) (emphasis added). Indeed, the current second sentence of Section 212(a) confirms that stockholders may have multiple or fractional votes per share only when the certificate of incorporation so provides. The second sentence of Section 212(a) provides:

> If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference in this chapter to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.

8 Del. C. § 212(a) (emphasis added). Thus, the General Corporation Law recognizes that stockholders of a Delaware corporation may have more or less than one vote per share on any matter submitted to a vote of the corporation's stockholders under the General Corporation Law but only "if the certificate of incorporation [so] provides." 8 Del. C. § 212(a).

Because an alteration of the one-vote-per-share rule must be contained in a corporation's certificate of incorporation, the Proposal, if implemented, would violate Delaware law. Moreover, even if the Proposal were changed to request an amendment to the Certificate to implement its per capita voting scheme, the Company could not commit to implement such a Proposal. Any such amendment first must be adopted and declared advisable by the Board of Directors of the Company (the "Board") and then submitted to the stockholders for their approval. 8 Del. C. § 242. As the Court stated in Williams v. Geier:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); Drexler, § 32.04 ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); Cf. Balotti & Finkelstein, at 9-18 ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders."). Thus, under the General Corporation Law, a board of directors must determine that an amendment to a certificate of incorporation is advisable prior to stockholders taking any action on the matter.

Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law (like Section 242(b)) requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[2] The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of

[2] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each consistent corporation at an annual or special meeting for the purpose of acting on the agreement.").

incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation").

Thus, the Board could not commit to amend the Certificate to implement the Proposal even if the Proposal were changed to request an amendment to the Certificate because the Board would be abdicating its statutory and fiduciary obligations to determine the advisability of the amendment. Nor could the Company guarantee that the stockholders of the Company would adopt the Proposal even if the Board determined that the Proposal was advisable.

Moreover, the SEC has previously accepted our view that a stockholder proposal identical to the Proposal would violate Delaware law. Pfizer, 2005 SEC No-Action Letter, Lexis 52, at *1 (Jan. 14, 2005). The full text of this ruling is as follows:

> The proposed recommends that Pfizer amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.
>
> There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Pfizer to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Accord JPMorgan Chase & Co., 2005 SEC No-Action Letter (Feb. 28, 2005) (same); Time Warner Inc., 2005 SEC No-Action Letter (Feb. 28, 2005) (same).

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the Company does not have the power and authority to adopt the Proposal and, if implemented by the Company, the Proposal would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/YB